                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


         |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 1998,

                                       OR

         |_| TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to _____.

         Commission file number 0-02788

             THE ELDER-BEERMAN STORES CORP. RETIREMENT SAVINGS PLAN
             ------------------------------------------------------
                            (Full title of the Plan)


       THE ELDER-BEERMAN STORES CORP. 3155 El-Bee Road, Dayton, Ohio 45439
       -------------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

-------------------------------------------------------------------------------
     THE ELDER-BEERMAN STORES
     CORP. RETIREMENT SAVINGS PLAN

     Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997 and Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1998 and Supplemental Information as of and for the Year Ended December 31, 1998 and Independent Auditors' Report

THE ELDER-BEERMAN STORES CORP.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                     1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997 AND FOR THE YEAR ENDED
  DECEMBER 31, 1998:

   Statements of Net Assets Available for Benefits                                               2

   Statement of Changes in Net Assets Available for Benefits                                     3

   Notes to Financial Statements                                                               4 - 8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
   DECEMBER 31, 1998:

   Line 27(a) - Schedule of Assets Held for Investment Purposes                                  9

   Line 27(d) - Schedule of Reportable Transactions                                             10

                                   INDEPENDENT AUDITORS' REPORT

To The Elder-Beerman Stores Corp. Retirement Savings
  Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Elder-Beerman Stores Corp. Retirement Savings Plan (the "Plan") (formerly, The Elder-Beerman Stores Corp. Profit Sharing and Stock Ownership
Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

May 27, 1999
Dayton, Ohio

THE ELDER-BEERMAN STORES CORP.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997

-----------------------------------------------------------------------------------------------------------


                                                                                1998                1997
INVESTMENTS, at fair value (Note C):
  Participant directed:
    Elder-Beerman Stores Corp. Common Stock (Note E)                         $ 5,048,331
    Mutual Funds:
      American Century Income and Growth Fund                                 10,882,337        $ 8,458,286
      American Century Strategic Asset Allocation Fund:  Aggressive            1,789,314          1,670,277
      American Century Strategic Asset Allocation Fund:  Conservative          4,709,892          1,334,814
      American Century Strategic Asset Allocation Fund:  Moderate             12,239,786         14,318,035
      American Century Value Fund                                              2,606,011          3,153,004
      Benham Stable Asset Fund                                                 1,014,766            482,012
      T. Rowe Price Stable Asset Fund                                          3,169,986          2,469,694
      Twentieth Century International Growth Fund                              2,615,345          2,195,048
      Twentieth Century Ultra Fund                                            10,110,706          6,883,045
    Participant notes receivable                                               2,487,619          2,635,326
  Nonparticipant directed:
    ESOP Fund:
      Elder-Beerman Stores Corp. Series B Convertible
        Preferred Stock (Note E)                                                                 13,547,593
      Fifth Third Banksafe Trust Money Market Fund                                                   27,596
                                                                            ------------       ------------
           Total investments                                                  56,674,093         57,174,730

 Employer contribution                                                         1,077,991
                                                                            ------------       ------------

           Total assets                                                       57,752,084         57,174,730

LIABILITIES - Accrued expenses                                                                       (7,832)
                                                                            ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS                                           $ 57,752,084       $ 57,166,898
                                                                            ============       ============

See notes to financial statements.

THE ELDER-BEERMAN STORES CORP.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

ADDITIONS (Note D):
  Investment income:
    Dividends and interest                                            $ 3,711,656
    Net appreciation in fair value of investments                       1,995,547
                                                                      -----------

    Total investment income                                             5,707,203
                                                                      -----------

  Contributions:

    Employer                                                            1,077,991
    Participant                                                         3,483,429
                                                                      -----------

    Total contributions                                                 4,561,420
                                                                      -----------

          Total additions                                              10,268,623
                                                                      -----------

DEDUCTIONS (Note D):

  Benefits paid to participants                                         9,434,814
  Investment and administrative expenses                                  248,623
                                                                      ===========

          Total deductions                                              9,683,437
                                                                      ===========

NET INCREASE                                                              585,186

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year                  57,166,898
                                                                      -----------

NET ASSETS AVAILABLE FOR BENEFITS - End of year                       $57,752,084
                                                                      ===========




See notes to financial statements.

THE ELDER-BEERMAN STORES CORP.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997

-------------------------------------------------------------------------------


A.   DESCRIPTION OF PLAN

     The following brief description of The Elder-Beerman Stores Corp. Retirement Savings Plan (the "Plan") (formerly, The Elder-Beerman Stores Corp. Profit Sharing and Stock Ownership Plan) is provided for general information only. Participants should refer to the Summary Plan Description for more information.

      GENERAL - The Plan is a defined-contribution plan covering all employees of the Elder-Beerman Stores Corp. (the "Company") and its wholly-owned subsidiaries (The El-Bee Chargit Corp. and The Bee-Gee Shoe Corp.) who have completed at least one year of continuous service, have been credited with 1,000 or more hours of service during that year and are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS - Each year participants are permitted to defer a portion of their compensation, not less than 1% or more than 15% (in 1% increments), subject to other limitations imposed by law. The Company makes matching contributions by determining its level of profitability and comparing it to a pre-determined contribution table. All active employees on the last day of the Plan year are eligible to receive a matching contribution. For each plan year, the Company may make a retirement security contribution not to exceed 3-1/4% of the employee's compensation while they were a participant for the plan year. A participant is eligible to receive a retirement security contribution for the Plan year if they were an active employee on the last day of the Plan year for which the retirement security contribution is made and they completed at least 1,000 hours of service during the Plan year.

      PARTICIPANTS' ACCOUNTS - Each participant's account is credited with the participant's contribution and his/her proportionate share of the Company's contribution. Allocations are based on each participant's compensation, as provided in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the Company's matching and discretionary retirement security contribution portion of their account plus actual earnings thereon is based on years of service. A participant is non-vested until reaching five years of service, thereafter, they are fully vested.

      INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct investment of their 401(k) account balance in the following investment options:

            American Century Income and Growth Fund - The prospectus for this fund indicates that it invests in common stocks.

            American Century Strategic Asset Allocation: Aggressive - The prospectus for this fund indicates that it invests in a portfolio of stocks, bonds and money market securities.

            American Century Strategic Asset Allocation: Conservative - The prospectus for this fund indicates that it invests in a portfolio of stocks, bonds and money market securities.

            American Century Strategic Asset Allocation: Moderate - The prospectus for this fund indicates that it invests in a portfolio of stocks, bonds and money market securities.

            American Century Value Fund - The prospectus for this fund indicates that it invests in common stocks.

            Benham Stable Asset Fund - The prospectus for this fund indicates that it invests in fixed income securities.

            Elder-Beerman Stores Corp. - This fund invests exclusively in the common stock shares, no par value, of the Elder-Beerman Stores. Corp.

            T. Rowe Price Stable Asset Fund - The prospectus for this fund indicates that it invests in fixed income securities.

            Twentieth Century International Growth Fund - The prospectus for this fund indicates that it invests in equity securities of foreign markets.

            Twentieth Century Ultra Fund - The prospectus for this fund indicates that it invests in common stocks.

      Participants may change their investment options at any time during the plan year.

      PAYMENT OF BENEFITS - On termination of service due to any reason, a participant may elect to receive either a lump-sum payment directly or a rollover distribution payment into an eligible retirement account.

      PARTICIPANT LOANS - The Plan allows participants to apply for and obtain loans in an amount defined in the Plan (not less than $500 and limited to 50% of the participant's account balance provided such loans do not exceed $50,000) from the balance of the participant's account. All loans must be repaid within five years. The loans are secured by the balance in the participant's account and bear interest at a rate determined by the Company from time to time. Payments of principal and interest are credited to the participant's account.

B.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      ADMINISTRATIVE EXPENSES - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. A significant amount of the Plan's legal expenses are paid and/or reimbursed by the Plan Sponsor. Administrative expenses for the trustees and other fees are paid directly by the Plan.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

C.    INVESTMENTS

      Below is a listing of investments representing 5% or more of net assets available for benefits as of December 31, 1998 and 1997, respectively.

                                                                                1998                1997

      Elder-Beerman Stores Corp. Common Stock                                $ 5,048,331        $
      American Century Income and Growth Fund                                 10,882,337          8,458,286
      American Century Strategic Allocation Fund:  Conservative                4,709,892
      American Century Strategic Allocation Fund:  Moderate                   12,239,786         14,318,035
      American Century Value Fund                                                                 3,153,004
      T. Rowe Price Stable Asset Fund                                          3,169,986
      Twentieth Century Ultra Fund                                            10,110,706          6,883,045
      Elder-Beerman Stores Corp. Series B Convertible
        Preferred Stock                                                                          13,547,593
      Other (less than 5%)                                                    10,513,055         10,814,767
                                                                             -----------        -----------

                                                                             $56,674,093        $57,174,730
                                                                             ===========        ===========


D.    SUPPLEMENTAL FUND INFORMATION

                                                                NET
                                                            APPRECIATION                                 INVESTMENT
                                                DIVIDENDS  (DEPRECIATION)                   BENEFITS        AND
                                                   AND      IN FAIR VALUE                   PAID TO     ADMINISTRATIVE      NET
                                                 INTEREST  OF INVESTMENTS  CONTRIBUTIONS  PARTICIPANTS    EXPENSES       TRANSFERS


American Century Income and Growth Fund          $ 648,951   $ 1,781,010      $ 785,886   $ 1,117,438     $ 35,074        $ 360,716
American Century Strategic Asset Allocation
  Fund:  Aggressive                                 79,382       151,573        194,006       288,744        7,125          (10,055)
American Century Strategic Asset Allocation
  Fund:  Conservative                              284,772       (31,290)       325,241       344,412       13,103        3,153,870
American Century Strategic Asset Allocation
  Fund: Moderate                                   752,956       904,276        729,150     2,399,981       61,685       (2,002,965)
American Century Value Fund                        463,942      (289,913)       264,829       415,194       10,175         (560,482)
Benham Stable Asset Fund                            65,673                                    181,559        3,190          642,010
Elder-Beerman Stores Corp. Stock                    38,692    (2,421,658)        10,162     2,700,866       67,289       (3,378,067)
Participant directed                                                          1,077,991
Participant notes receivable                       209,202                                    259,206                       (97,703)
T. Rowe Price Stable Asset Fund                    190,509                      213,394       543,720       10,689          860,618
Twentieth Century International Growth Fund         59,301       357,874        232,832       279,140        9,336           58,766
Twentieth Century Ultra Fund                       918,276     1,543,675        727,929       904,554       30,957          973,292
                                                ----------    ----------     ----------    ----------     --------        ---------

Total                                           $3,711,656    $1,995,547     $4,561,420    $9,434,814     $248,623       $        -
                                                ==========    ==========     ==========    ==========     ========       ==========


E. VALUATION OF THE ELDER-BEERMAN STORES CORP. SERIES B CONVERTIBLE PREFERRED STOCK

      The Plan's sponsor (The Elder-Beerman Stores Corp.) filed a petition for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court (the "Bankruptcy Court") for the Southern District of Ohio on October 17, 1995. As a result, The Elder-Beerman Stores Corp. Series B Convertible Preferred Stock ("Preferred Stock") held by the Plan had not been valued since the bankruptcy filing. On December 30, 1997, the Plan's sponsor and issuer of The Elder-Beerman Stores Corp. Series B Convertible Preferred Stock emerged from protection under Chapter
      11. The Preferred Stock was then valued at $13,547,593, in accordance with generally accepted accounting principles, as of December 31, 1997.

      Under an agreement reached with the Bankruptcy Court the entire 662,474 shares of Preferred Stock held by the Plan at December 31, 1997 was exchanged for 644,680 shares of new common stock of the Plan's Sponsor, valued at $9,360,757, and $4,186,836 in cash during February 1998.

F.    PLAN RESTATEMENT ADOPTED DURING 1998

      The Plan was restated effective July 1, 1998. This restatement included changing the Plan name, replacing the ESOP fund with the Elder-Beerman common stock fund and certain policy changes relating to service crediting, distributions and withdrawals.

G.    INCOME TAX STATUS

      Prior to restatement, the Internal Revenue Service ("IRS") issued a favorable determination letter dated November 4, 1996, stating that the Plan, as then amended, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan sponsor intends to file a request with the IRS for a determination letter on the restated Plan adopted July 1, 1998. Plan management believes that the restated Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the Plan is qualified and tax-exempt as of the financial statement date.

H.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all vested benefits will be distributed to participants and beneficiaries.

I.    SUBSEQUENT EVENT

      Effective January 1, 1999, the plan was amended. This amendment changed the plan name to the Elder-Beerman Stores Corp. Financial Partnership Plan, revised the method of calculating the matching contribution, eliminated the Retirement Security Contribution and implemented an Annual Company contribution.

                                   * * * * * *

THE ELDER-BEERMAN STORES CORP.
RETIREMENT SAVINGS PLAN

LINE 27(a) - SCHEDULE OF INVESTMENTS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

----------------------------------------------------------------------------------------------------------------------------------


        (b) IDENTITY OF ISSUE,       (c) DESCRIPTION OF INVESTMENT, INCLUDING MATURITY
         BORROWER, LESSOR OR             DATE, RATE OF INTEREST, COLLATERAL PAR OR                                          (e)
 (a)        SIMILAR PARTY                              MATURITY DATE                                       (d) COST     FAIR VALUE

      MUTUAL FUNDS:
  *     American Century             Income and Growth Fund, 372,046 shares                             $ 9,782,579    $10,882,337
  *     American Century             Strategic Asset Allocation Fund: Aggressive, 270,698 shares          1,743,005      1,789,314
  *     American Century             Strategic Asset Allocation Fund: Conservative, 856,344 shares        4,788,200      4,709,892
  *     American Century             Strategic Asset Allocation Fund: Moderate, 1,970,980 shares         12,013,137     12,239,786
  *     American Century             Value Fund, 430,746 shares                                           3,273,161      2,606,011
        Benham                       Stable Asset Fund, 1,014,766 shares                                  1,014,766      1,014,766
        T. Rowe Price                Stable Asset Fund, 3,169,986 shares                                  3,169,986      3,169,986
        Twentieth Century            International Growth Fund, 273,001 shares                            2,632,407      2,615,345
        Twentieth Century            Ultra Fund, 302,625 shares                                          10,028,722     10,110,706

      PARTICIPANT NOTES
        RECEIVABLE                   Collateralized by participant's account                              2,487,619      2,487,619

  *   Elder-Beerman Stores Corp.     Common Stock, 436,540 shares                                         6,338,568      5,048,331
                                                                                                        -----------    -----------

      TOTAL INVESTMENTS                                                                                 $57,272,150    $56,674,093
                                                                                                        ===========    ===========



*  Represents a party-in-interest.

THE ELDER-BEERMAN STORES CORP.
RETIREMENT SAVINGS PLAN

LINE 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998

---------------------------------------------------------------------------------------------------------------------------------

                                                       (b) DESCRIPTION                 (c) PURCHASE   (d) SELLING     (g) COST
     (a) IDENTIFY OF PARTY INVOLVED                        OF ASSET                       PRICE          PRICE        OF ASSET

TYPE (i) - SINGLE TRANSACTIONS IN
EXCESS OF FIVE PERCENT OF ASSETS

*American Century                        Strategic Asset Allocation Fund: Conservative   $ 3,043,400     $             $
 Benham                                  Stable Asset Fund                                 3,074,840
 Benham                                  Stable Asset Fund                                                3,087,837

TYPE (iii) - SERIES TRANSACTIONS IN
EXCESS OF FIVE PERCENT OF ASSETS

*American Century                        Income and Growth Fund                            3,164,232      2,521,192     2,464,470
*American Century                        Strategic Asset Allocation Fund: Conservative     7,358,007      3,951,637     3,972,006
*American Century                        Strategic Asset Allocation Fund: Moderate         2,185,279      5,167,804     5,155,498
*Elder-Beerman Stores Corp.              Common Stock                                         10,162      3,036,713     3,029,115
 Benham                                  Stable Asset Fund                                 6,298,788      5,065,730     5,065,730
 Twentieth Century                       Ultra Fund                                        3,659,614      1,975,626     2,158,921


                                                                                          (h) CURRENT
                                                                                           VALUE OF
                                                                                           ASSET ON         (i) NET
                                                       (b) DESCRIPTION                    TRANSACTION        GAIN
     (a) IDENTIFY OF PARTY INVOLVED                        OF ASSET                          DATE           (LOSS)

TYPE (i) - SINGLE TRANSACTIONS IN
EXCESS OF FIVE PERCENT OF ASSETS

*American Century                        Strategic Asset Allocation Fund: Conservative      $ 3,043,400     $
 Benham                                  Stable Asset Fund                                    3,078,840
 Benham                                  Stable Asset Fund                                    3,087,837

TYPE (iii) - SERIES TRANSACTIONS IN
EXCESS OF FIVE PERCENT OF ASSETS

*American Century                        Income and Growth Fund                               5,685,424        56,722
*American Century                        Strategic Asset Allocation Fund: Conservative       11,309,644       (20,369)
*American Century                        Strategic Asset Allocation Fund: Moderate            7,353,083        12,306
*Elder-Beerman Stores Corp.              Common Stock                                         3,046,875        (7,598)
 Benham                                  Stable Asset Fund                                   11,364,518
 Twentieth Century                       Ultra Fund                                           5,635,240      (183,296)


*  Represents a party-in-interest.

There were no type (ii) or (iv) reportable transactions during the year ended December 31, 1998.

Columns (e) and (f) have been omitted because they are not applicable.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        THE ELDER-BEERMAN STORES CORP.
                                        RETIREMENT SAVINGS PLAN

Date: June 30, 1999                     By: /s/ Scott J. Davido
     ------------------------------        -------------------------------------
                                           Scott J. Davido
                                           Executive Vice President,
                                           Chief Financial Officer and Treasurer
                                           The Elder-Beerman Stores Corp.

                                    FORM 11-K

                                INDEX TO EXHIBITS


EXHIBIT NO.                                                   PAGE NO.
-----------                                                   --------

23                Consent of Independent Auditors